(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 0-2796
CUSIP Number: 37245R107

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Gensym Corporation

Full Name of Registrant

[Not Applicable]

Former Name if Applicable

52 Second Avenue

Address of Principal Executive Office (Street and Number)

Burlington, MA 01803-4411

City, State and Zip Code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in Gensym’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 19, 2006, Gensym is conducting a detailed investigation of its accounting treatment for certain software license and services agreements that Gensym entered into during fiscal years 2004 and 2005. Gensym is reassessing the time periods in which revenue was recognized and whether any of these transactions have prior or current material financial statement impact.

Gensym is continuing its investigation and vigorously reviewing these and other transactions to evaluate the nature and extent of any revised accounting treatment that may be required, including whether a restatement of Gensym’s previously reported financial results may be required. The investigation and review, however, are not complete. Until the investigation is complete, Gensym will not be able to file its Form 10-Q for the fiscal quarter ended June 30, 2006. Gensym currently cannot estimate when it may file its Form 10-Q for the fiscal quarter ended June 30, 2006, but will do so as soon as practicable following resolution of the foregoing matter.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Stephen Allison, Chief Financial Officer (Name)	781-265-7100 (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters more fully discussed in Part III above, Gensym cannot provide a reasonable estimate of the amount of any changes pending the completion of the investigation of Gensym’s accounting treatment for certain software license and services agreements that Gensym entered into during fiscal years 2004 and 2005 and the finalization of Gensym’s financial statements for the fiscal quarter ended June 30, 2006.

Gensym Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2006	By:	/s/ Stephen D. Allison
Stephen D. Allison
Vice President, Finance and Chief Financial Officer